Exhibit 99.1

MHG - Marine Harvest announces results of voluntary incentive payment offer to convert the €350 million 2.375 per cent 2018 convertible bond

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES

Oslo, Norway, 20 March 2015 - Marine Harvest ASA ("Marine Harvest" or the "Company") announces that holders of €348 million of principal amount of Marine Harvest's convertible bonds due 2018 (the "Bonds") have accepted the voluntary incentive payment offer that was made on 16 March 2015 and expired on 19 March 2015 (the "Offer"). This represents approximately 99.43% of the total outstanding amount of Bonds.

Marine Harvest is pleased by the successful outcome of the Offer, which positions the Company's balance sheet to support further organic growth and strategic investments.

Settlement of the Offer will be made on 25 March 2015 in accordance with the terms and conditions of the voluntary incentive payment offer document and Marine Harvest will issue 39,707,893 new shares in connection with the conversion of the Bonds. Marine Harvest will following such conversion have a share capital of NOK 3,375,642,390 divided on 450,085,652 shares, each with a nominal value of NOK 7.50.

ABG Sundal Collier and Credit Suisse managed the Offer.

Questions should be directed to:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

The Offer has been made to eligible counterparties as and to non-United States persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy the shares, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale is unlawful.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward looking statements

This release may be deemed to include forward-looking statements, such as statements related to the settlement of the Offer. Forward-looking statements are typically identified by words or phrases, such as "expect", "will" and similar expressions. Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including market and financial risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.